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Amazing Pizza (Expansion!)

Pizza Place

62 Wharf Street
Salem, MA 01970
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Amazing Pizza (Expansion!) previously received $26,300 of investment through Mainvest.
Profile
Data Room
Updates 10
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.55× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Amazing Pizza (Expansion!) is seeking investment to finalize our expansion and buildout for our NEW Salem location.
About the Business

Amazing Pizza and More's first Salem location was an instant success. Working closely with the Salem School District , Salem Chamber of Commerce, our local neighborhood, and the power plant, Amazing Pizza and More became a destination overnight. Our growing customer base far exceeded the capacity of our foundational first location, leading us to expand to our current Beverly location. Since then, we've continued our community-driven growth, CRUSHED a pandemic, and came out the other side stronger and more amazing than we could have imagined.

Amazing Pizza will always be involved in the community, and provide great jobs with fair compensation. Our philosophy around our employees is a development-driven mindset, providing clear paths to growth opportunities for talented workers interested in moving the company forward as we continue to grow.

We've already secured the core financing for our re-expansion to Salem and are carving out a small chunk of incremental investment for the community. Our first Mainvest investment is well on-track to an early full payout, with quarterly investor returns flowing since opening.

A Message from the Founder:

"I founded Amazing Pizza & More in 2014. The concept, mantra, and menu is based on core values: respect, integrity, honesty, and dignity. To date, this has resulted in a very high quality standard of guest service and the highest quality standard of foods that are purchased, prepared, and served. The business evolved with attention to detail and putting our customers first. Amazing Pizza started with artisan pizzas and authentic cooking with various specials.

With great excitement, we're announcing our (re)expansion to Pickering Wharf in Salem, MA. This location serves a much larger audience while giving us the back of house resources to grow our business with higher volume output for delivery and catering. On behalf of the full Amazing Pizza team, we're proud to give the greater North Shore community the opportunity to invest with us and share in our success as we grow."

-Jacqueline Field, Founder - Amazing Pizza and More

Deal Highlights - Why you might invest

Exceeded projected revenue by at least 5% in every consecutive year of operations

2/9/23, 11:42 AM   Invest in Amazing Pizza (Expansion!) | Pizza Place in Salem, MA

The Critics Speak for Us: #8 Pizza in MA - INYOURSTATE.COM, #1 Pizza in Salem - Barstool.com, Top 10 Pizza - North Shore Magazine, First Place - Salem Common Pizza (4 years in a row), Golden Plate Award - Phantom Gourmet

30+ years of Founder Experience in the Hospitality Industry

Community Focused - Donate an average of $1,500 / yr in Pizza to community fundraisers

Turnkey Location secured - seeking final portion of capital stack for working capital and buildout completion

INDUSTRY HIGHLIGHTS

Pizza restaurants account for 6.6% of all single service restaurants - an industry with an approximate revenue of $169.2 billion in 2018.

Pizza restaurants are historically a very low-cost, high-margin business, belonging to an industry that is trending towards more price-based competition.

The average American consumer spends 5.6% of their annual expenditure on food and beverages outside of the house.

About our Mission

Founder Jacqui Field's mission is to put a smile on everyone's face from the age of 4 to the age of 105. Feeding people is her greatest pleasure in life and it makes her so happy that she gets to do this every day for a living. Opening the second location will give Amazing Pizza & More the opportunity to spread the wonderful food and product she has so skillfully put together in a larger restaurant setting. Amazing Pizza and More already has a huge following in Beverly as most of our customers come over the bridge. This funding unlocks the last phase of launch and provides the working capital needed to start off strong and never look back.

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THE TEAM
Jacqui Field
Founder and CEO
Jacqueline N. Field has over 30 years in the hospitality industry. She has been a corporate manager, an opening team manager, private chef, head manager of the prepared foods department of Whole Foods Market, a server and bartender at many fine dining establishments and she has enjoyed all aspects from the food experience to the guest experience. She has been serving Amazing Pizza and More's delicious authentic foods to over 100 guests a day for the last five years. Her passion comes from preparing high end foods and serving it to guests and putting a smile on their face.
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Updates
JANUARY 24TH, 2023
Amazing Pizza Q4

Hi To all of our Amazing Supporters. Thank you once again for all you have done for us! In addition to another great quarter we have some exciting news for all of you that some of you may have heard already. We are expanding to a second location in Salem Massachusetts! It is a great location right downtown and somewhere we already have a following from. There is no way we would have gotten to this point without all of you! More great news to come here!

Investor Exclusive
OCTOBER 31ST, 2022
Q3

Hello to our favorite people!

Another quarter in the books thanks to all of you!

thanks again for your continued support

Love Amazing pizza

Investor Exclusive
JULY 13TH, 2022
Q2

Hey Amazing Pizza Family, Another successful quarter in the books! thank you all so much for your support! Happy to be able to share the success with all of you!

APRIL 15TH, 2022
Q1

Thank you for your continued support. Q1 was a little tough but we made it through. Food costs have gone out of control and staffing has been tough but no more than any other restaurant. We are happy the sun is now out and shining and looking forward to a very busy summer!

Investor Exclusive
JANUARY 12TH, 2022
Q4

Thank you once again for your support. Another great quarter even with the vast struggles of rising food costs and labor shortages. We look forward to summertime abs hopefully a return to normal.

Investor Exclusive
OCTOBER 7TH, 2021
Amazing Pizza Q3 Report

Hi Everyone,

A great summer in the books! We ahem made a lot of progress making all of our systems better and feel great about the upcoming fall and winter seasons. Looking forward to much more growth and revenue! Thank you once again for your support!

Investor Exclusive
JULY 8TH, 2021
Q2 In the books!

Thank you all for the support! We are excited to say that we have completed another successful quarter and happy to be able to share our profits during this tough year! The summer seems to be off to a great start and we are expecting Q3 to be our best yet!

Investor Exclusive
APRIL 1ST, 2021
Q1 2021!

Hello Everyone!

Thank you for your continued support it means the world to us! Winter is typically the slowest time of year. We think we did fairly well considering. Spring time is almost upon us and people are already out more and out much later as well. We are expecting big numbers for Q2 and can't wait to share that with you!

Investor Exclusive
JANUARY 6TH, 2021
FINALLY!

SO sorry took so long to open, There were many more complications with the building than expected and during covid and getting the permits and licensing proved to be very difficult during covid with everything shut down. In good news we have just finished our first full quarter of being open! While covid has still restricted our catering, large party events and later night crowd from people out and about fortunately the pizza business with locals stayed strong and we are very pleased at how it is going so far. Numbers from the quarter have been turned in to mainvest so I am excited to say thank you to everyone for your patience and support and you should be receiving your first payment from them shortly!

Jacqui

JANUARY 6TH, 2020
Beverly store opening soon!

Hi All,

I'm coming close to the end of my campaign, and I'm hoping you will consider investing in the last couple of days. I'm shooting for a March opening for my restaurant in Beverly, with a more specialized menu as well as a bar and patio seating. We are almost done with renovations and have beautiful murals in the store inspired by artist Jack Vettriano. If you have any questions, don't hesitate to reach out!

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $30,000

Inventory $16,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,337,553	$3,504,431	$3,679,653	$3,826,839	$3,941,643
Cost of Goods Sold	$932,266	$978,879	$1,027,823	$1,068,935	$1,101,002
Gross Profit	$2,405,287	$2,525,552	$2,651,830	$2,757,904	$2,840,641

EXPENSES

Rent	$86,492	$3,075	$3,151	$3,229	$3,309
Employee Related Costs	$917,689	$963,573	$1,011,751	$1,052,221	$1,083,787
Insurance	$13,656	$14,338	$15,054	$15,656	$16,125
Advertising & Marketing	$2,400	$2,520	$2,646	$2,751	$2,833
Repairs & Maintenance	$4,552	$4,779	$5,017	$5,217	$5,373
Legal & Professional Fees	$26,000	$26,650	$27,316	$27,998	$28,697
Meals and Entertainment	$2,400	$2,460	$2,521	$2,584	$2,648
Restaurant Supplies	$12,000	$12,300	$12,607	$12,922	$13,245
Uniforms	$600	$615	$630	$645	$661
Delivery Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Operating Profit	$1,330,498	$1,486,017	$1,561,682	$1,624,990	$1,674,030

This information is provided by Amazing Pizza (Expansion!). Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 20th, 2023

Summary of Terms

Legal Business Name Amazing Pizza, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.55×

Investment Multiple 1.45×

Business's Revenue Share 0.3%-0.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2031

Financial Condition

Historical milestones

Amazing Pizza (Expansion!) has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in Salem, Massachusetts in 2014

Achieved revenue of $550K in a 450 square foot location in 2016

Achieved revenue of 459K in 2020 After Moving to 1200 square foot Beverly Location when just opening September 10th until year end,

Achieved Revenue of 1.27 Million in the first full year in Beverly in 2021

Had Cost of Goods Sold (COGS) of 162K, which represented gross profit margin of 64.7% in 2020. COGS were then $419K the following year, which implied gross profit margin of 67%.in 2021

Historical financial performance is not necessarily predictive of future performance.tg

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Amazing Pizza (Expansion!) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Amazing Pizza (Expansion!) operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Amazing Pizza (Expansion!) competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Amazing Pizza (Expansion!)'s core business or the inability to compete successfully against the with other competitors could negatively affect Amazing Pizza (Expansion!)'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Amazing Pizza (Expansion!)'s management or vote on and/or influence any managerial decisions regarding Amazing Pizza (Expansion!). Furthermore, if the founders or other key personnel of Amazing Pizza (Expansion!) were to leave Amazing Pizza (Expansion!) or become unable to work, Amazing Pizza (Expansion!) (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Amazing Pizza (Expansion!) and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Amazing Pizza (Expansion!) is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Amazing Pizza (Expansion!) might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Amazing Pizza (Expansion!) is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Amazing Pizza (Expansion!)

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Amazing Pizza (Expansion!)'s financial performance or ability to continue to operate. In the event Amazing Pizza (Expansion!) ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Amazing Pizza (Expansion!) nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Amazing Pizza (Expansion!) will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Amazing Pizza (Expansion!) is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Amazing Pizza (Expansion!) will carry some insurance, Amazing Pizza (Expansion!) may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Amazing Pizza (Expansion!) could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Amazing Pizza (Expansion!)'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Amazing Pizza (Expansion!)'s management will coincide: you both want Amazing Pizza (Expansion!) to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Amazing Pizza (Expansion!) to act conservative to make sure they are best equipped to repay the Note obligations, while Amazing Pizza (Expansion!) might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Amazing Pizza (Expansion!) needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Amazing Pizza (Expansion!) or management), which is responsible for monitoring Amazing Pizza (Expansion!)'s compliance with the law. Amazing

Pizza (Expansion!) will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Amazing Pizza (Expansion!) is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Amazing Pizza (Expansion!) fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Amazing Pizza (Expansion!), and the revenue of Amazing Pizza (Expansion!) can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Amazing Pizza (Expansion!) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Amazing Pizza (Expansion!). Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Jeremy S. Millis, MA 3 months ago

Hi - usually you're pretty quick on the repayment turnaround but we're now at a month since q3 close. any update on repayment?

Reply
Jeremy S. Millis, MA 3 months ago

should have waiting 1 day. thanks!

Reply
LON I. Cheshire, CT almost 2 years ago

Hello-- congrats on large revenue in Jan-- can you provide some insight--

Reply

Cody D. Boxford, MA about 2 years ago

Thanks for the update Jacqui and congrats on getting through this process. It is great to hear that you were able to move forward despite the challenges. I look forward to stopping in for a couple of pies soon.

Reply

STEVEN C. Peabody, MA about 2 years ago

I decided to contact Amazing Pizza through their website. I got this response: " thank you so much for contacting us. We had many complications with contractors and licensing. We only recently opened on September 10th. Mainvest has us make the first payment after the first quarter from the day we opened, so the first payment to our Mainvest investors is coming up. Thank you for investing and believing in us."

Reply

Donald S. Beverly, MA about 2 years ago

They have gone radio silent.

Reply

Michael K. Nashua, NH about 2 years ago

Would love to hear how everything is going. Seems like it's doing well but there's no revenue report?

Reply

Jeremy S. Millis, MA about 2 years ago

I had a discussion question here about the revenue report and it seems to have been deleted?

Reply

Avrom H. Sharon, MA over 2 years ago

Would love to hear an update on how everything is going. Thank you!

Reply

Donald S. Beverly, MA over 2 years ago

Beverly Location is now open so hopefully we will get a report soon.

Reply

Jeremy S. Millis, MA over 2 years ago

Hi - how is business now that we're in phase 3? When can we expect an update? If I'm not mistaken, we should have been given a revenue report already.

Reply

Donald S. Beverly, MA over 2 years ago

The Beverly location is still not open, not sure we will see any report this year.

Reply

STEVEN C. Peabody, MA over 2 years ago

Would like an update please.

Reply

Donald S. Beverly, MA over 2 years ago

Another inquiry to see how things are going? Was the build out completed?

Reply

Cody D. Boxford, MA over 2 years ago

Hi Jacqui - how are things going with opening the Beverly location? Do you have a timeline based on the Governor's phased plan?

Reply
DANIEL A. Marblehead, MA over 2 years ago

Same question here. Not seen any updates.

Reply
Jason S. San Antonio, TX about 3 years ago

I invested because it's a second location and the funding round looks like it's going to be successful.

Regiane S. Methuen, MA about 3 years ago

I love pizzas......

Dayana S. Beverly, MA about 3 years ago

I invested because it's the best pizza we've had and we love Jacqui's commitment to quality and community

Martin R. Salem, MA about 3 years ago

love pizza

Brandon K. Beverly, MA about 3 years ago

Amazing pizza has been a huge part of my life and the food is second to none. Having them right on Cabot street and being able to sit down and enjoy their food will be wonderful!

Avrom H. Sharon, MA over 3 years ago

Good luck with the pizza shop! 🍕

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